UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                Under the Securities and Exchange Act of 1934
                               (Amendment No. 0)*


                                Sealy Corporation
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    812139301
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                                 (CUSIP Number)

                                Stephen D. Lane
                              BART Partners, LLC
                        199 Fremont Street, Suite 2500
                        San Francisco, CA  94105-2261
                              	(415) 284-8516
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                 (Name, address and telephone number of Person
                 Authorized to Receive Notices and Communications)

                                January 4, 2012
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1834 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                SCHEDULE 13D
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CUSIP NO. 812139301                                             Page 2 of 6
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1. NAMEs OF REPORTING PERSONs

   BART Partners, LLC
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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                      (b) [ ]
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3. SEC USE ONLY

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4. SOURCE OF FUNDS (See Instructions)*

   WC
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5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) or 2(e)                                         [ ]
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6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware, United States
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                    7.  SOLE VOTING POWER
			5,088,597 shares of Common Stock
   NUMBER OF       ------------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER
   BENEFICIALLY         0
   OWNED BY EACH   ------------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER
			5,088,597 shares of Common Stock
                   ------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        0
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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,088,597 shares of Common Stock
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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]
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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    5.05%
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14. TYPE OF REPORTING PERSON

    OO
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CUSIP NO. 812139301                                             Page 3 of 6
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Item 1.     Security and Issuer
            -------------------

       This Schedule 13D relates to the Common Stock, par value of $0.01 per share (the "Common Stock") of Sealy Corporation, a Delaware corporation
(the "Issuer"). The address of the principal executive offices of the Issuer is:

		Sealy Drive
		One Office Parkway
		Trinity, North Carolina 27370

Item 2.     Identity and Background
            -----------------------

	This Schedule 13D is filed on behalf of BART Partners, LLC, a limited liability company organized under the laws of the State of Delaware ("BART Partners" or "Reporting Person"). BART Partners' principal business is that of investment management. The address of its principal office is:

		199 Fremont Street
		Suite 2500
		San Francisco, CA 94105-2261

	During the last five years, BART Partners has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration
            -------------------------------------------------

	The securities of the Issuer as to which this schedule is filed were acquired by BART Partners in the normal course of business. The source of funds used for the purchase of the Issuer's securities was the working capital of BART Partners.

Item 4.     Purpose of Transaction
            ----------------------

	The Reporting Person has acquired the Issuer's Common Stock for investment purposes, and such purchases have been made in the Reporting Person's ordinary course of business.

      In pursuing such investment purposes, the Reporting Person may further purchase, hold, vote, trade, dispose or otherwise deal in the Common Stock at times, and in such manner, as they deem advisable to benefit from changes in market prices of such Common Stock, changes in the Issuer's operations, business strategy or prospects, or from sale or merger of the Issuer. To evaluate such alternatives, the Reporting Person will routinely monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Person and other investment considerations. Consistent with its investment research methods and evaluation criteria, the Reporting
Person may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Person's modifying their ownership of Common Stock, exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements, proposing changes in the Issuer's operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

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CUSIP NO. 812139301                                             Page 4 of 6
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      The Reporting Person reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs
(a) through (j) of Item 4 of Schedule 13D, or acquire additional Common Stock or dispose of all the Common Stock owned by them, in the public market or privately negotiated transactions. The Reporting Person may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5.    Interest in Securities of the Issuer
           ------------------------------------

	The ownership percentages set forth below are based on 100,820,532 shares of the Issuer's Common Stock outstanding as of September 20, 2011 as set forth in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on September 27, 2011.

	(a) As of January 4, 2012, BART Partners may be deemed to be the beneficial owner of an aggregate number of 5,088,597 shares of the Issuer's Common Stock.

	(b)	The Reporting Person has and will have the sole power to vote and dispose of the shares of the Common Stock that it beneficially owns.

	(c)	During the 60 days preceding the date of this report, the
Reporting Person purchased the following shares of the Issuer's Common Stock in the open market:

Reporting Person              Trade Date        Quantity      Wtd Avg Price
----------------              ----------       ---------     --------------

BART Partners, LLC	      11/08/2011         354,132        $1.61
			      11/09/2011	  86,868        $1.60
			      11/10/2011	 259,000        $1.66
			      11/11/2011	  53,500        $1.72
			      11/14/2011	  79,331 	$1.75
			      11/15/2011	  66,029 	$1.74
			      11/16/2011	  66,626 	$1.73
			      11/17/2011	  80,959 	$1.74
			      11/18/2011	  38,500 	$1.75
			      11/21/2011	 100,000 	$1.75
			      11/21/2011	 200,000 	$1.75
			      11/22/2011	  41,010 	$1.75
			      11/23/2011	 137,564 	$1.74
			      11/25/2011	  61,544 	$1.79
			      11/28/2011	  79,886 	$1.79
			      11/29/2011	  59,654 	$1.80
			      11/30/2011	  92,254 	$1.92
			      12/01/2011   	 732,836 	$1.96
			      12/02/2011       1,098,646 	$1.92
			      12/06/2011	 100,000 	$1.94
			      12/07/2011	  50,000 	$1.91
			      12/08/2011	  20,000 	$1.90
			      12/09/2011	  30,000 	$1.88
			      12/12/2011	  20,000 	$1.86
			      12/13/2011	  20,000 	$1.82
		              12/14/2011	  20,000 	$1.70
			      12/27/2011	  40,000 	$1.65
			      12/28/2011	  35,000 	$1.64
			      12/29/2011	  30,000 	$1.70
			      12/30/2011	  35,000 	$1.73
			      01/04/2012	  50,000 	$1.68

	(d)	Not Applicable

	(e)	Not Applicable

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CUSIP NO. 812139301                                             Page 5 of 6
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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
	    -------------------------------------------------------------

	BART Partners holds 721,154 of Issuer's 8% Senior Secured Third
Lien Convertible Notes due 2016 (the "Notes"). The Notes are convertible into 21,091,204 shares of Issuer's Common Stock. However, based on the Prospectus Supplement of Sealy Corporation dated April 9, 2009 (the "Prospectus"), BART Partners is required to provide 61 days' notice to the Issuer in order to receive shares of Issuer's Common Stock upon conversion of the Notes. According to the Prospectus, no holder of the Notes (other than Kohlberg Kravis Roberts & Co. L.P., its affiliates and certain members of management) will be permitted to receive shares upon conversion of the Notes to the extent such conversion will result in such holder becoming a "beneficial owner" under the securities laws by owning 5% or more of the shares of Issuer's Common Stock. In addition, no holder of more than 5% of Issuer's Common Stock at May 27, 2009 (other than Kohlberg Kravis Roberts & Co. L.P., its affiliates and certain members of management) may receive shares upon conversion of the Notes to the extent such conversion will result in such holder becoming a "beneficial owner," directly or indirectly, of more than an additional 1% of the shares of Common Stock upon conversion of the Notes.
These limitations on beneficial ownership shall be terminated (i) upon 61 days' notice to the Issuer by any holder of Notes, solely with respect to the Notes beneficially owned by such holder, (ii) immediately upon delivery by the Issuer of notice of its election to terminate conversion rights to the extent permitted by the indenture governing the Notes, (iii) immediately upon delivery by the Issuer of notice of a fundamental change or (iv) on June 15, 2016.

	Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person or between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.     Material to Be Filed as Exhibits
	    --------------------------------

	Not Applicable.

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CUSIP NO. 812139301                                             Page 6 of 6
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                                 SIGNATURES

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  January 6, 2012

               /s/ Stephen D. Lane
               ----------------------------------------
               Chief Financial Officer
	       BART Partners, LLC